UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-40543

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Pop Culture Group Co., Ltd

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Room 1207-08, No. 2488 Huandao East Road
Huli District, Xiamen City, Fujian Province
The People’s Republic of China
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

In connection with the 2025 Annual General Meeting of Shareholders (the “AGM”) of Pop Culture Group Co., Ltd, an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes the notice and proxy statement of the AGM and the form of proxy card as Exhibits 99.1 and 99.2, respectively.

Exhibits

Exhibit No.	Description
99.1	Notice and Proxy Statement of the AGM, dated January 13, 2025, to be mailed to shareholders of the Company in connection with the AGM
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the AGM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd
By:	/s/ Zhuoqin Huang
Zhuoqin Huang
Chief Executive Officer

Date: January 13, 2025

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